Exhibit 4.2
CERTIFICATE OF CORRECTION

Velocity Energy Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

1.	The name of the corporation is Velocity Energy Inc.

2.
That a Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Velocity Energy Inc. was filed by the Secretary of State of Delaware on March 4, 2009 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.
The inaccuracy or defect of said Certificate to be corrected is as follows: the first paragraph of Section 4 of the Certificate provides incorrectly that the Liquidation Rate is $0.001 per share whereas the correct Liquidation Rate is $1.20 per share.

4.	The first paragraph of Section 4 of the Certificate is corrected to read as follows:

 “4. Liquidation Rights. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of the then outstanding shares of Series A Preferred Stock shall be entitled to receive out of the assets of the Corporation the sum of $1.20 per share (the "Liquidation Rate") before any payment or distribution shall be made on any other class of capital stock of the Corporation ranking junior to the Series A Preferred Stock.”

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction to be signed by Gary Lancaster, an authorized officer of Velocity Energy Inc., this 8th day of April, 2009.

VELOCITY ENERGY INC.

By:	/s/ Donald E. Vandenberg
Donald E. Vandenberg
Chief Executive Officer